CUSIP No. G3159C109

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*
Cryptologic Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G3159C109
(CUSIP Number)
Michael M. Froy
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 17, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G3159C109

1	NAMES OF REPORTING PERSONS Javaid Aziz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UK

	7	SOLE VOTING POWER

NUMBER OF		1,274,810*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,274,810*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,274,810*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON

IN

*	Comprised of (i) 870,000 Common Shares, (ii) currently exercisable Option (as defined herein) to acquire up to an additional 169,394 Common Shares acquired pursuant to that certain Stock Purchase Agreement dated as of December 4, 2008 as described herein, and (iii) currently exercisable options to acquire up to an additional 235,416 Common Shares acquired from the Issuer pursuant to executive compensation arrangements.

CUSIP No. G3159C109
ITEM 1. SECURITY AND ISSUER
     This Amendment No. 1 to this statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, no par value per share (the “Common Shares”), of Cryptologic Limited, a Guernsey, Channel Islands corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at Marine House, 3rd Floor, Clanwilliam Place, Dublin 2, Ireland. This Amendment No. 1 amends and restates in full each of the items set forth below. Terms used but not defined in this Amendment No. 1 shall have the respective meanings given to such terms in the Schedule 13D as originally filed with the Securities and Exchange Commission on December 15, 2008 (“Original 13D”).
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The total purchase price of the shares disclosed herein as beneficially owned by the Reporting Person was $1,943,400, comprised of the following: (1) the $1,265,000 purchase price of the 550,000 Common Shares and the Option (as defined below) to acquire up to 489,934 Common Shares acquired by the Reporting Person on December 4, 2008 pursuant to the Stock Purchase Agreement described below, and (2) the $678,400 purchase price of the 320,000 Common Shares acquired upon the partial exercise of the Option on December 17, 2008. The source of funds for each such purchase was personal funds of the Reporting Person. The Reporting Person also holds options to acquire up to an additional 525,000 Common Shares from the Issuer pursuant to executive compensation arrangements in connection with the Reporting Person’s service as President and Chief Executive Officer of the Issuer from April 2007 to February 2008, of which options to acquire up to 235,416 Common Shares are currently exercisable.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Person acquired beneficial ownership of the Common Shares disclosed herein as part of his investment activities.
     On December 4, 2008, Mr. Aziz entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Pabrai Investment Fund 4, L.P. (“PIF4”), Pabrai Investment Fund II, L.P. (“PIF2”), Pabrai Investment Fund 3, Ltd. (“PIF3”) and Dalal Street LLC (“Dalal Street”, and collectively with PIF4, PIF3 and PIF2, the “Sellers”). Pursuant to the Stock Purchase Agreement, Mr. Aziz acquired from the Sellers 550,000 Common Shares and the option described in the following sentence for an aggregate purchase price of $1,265,000. Mr. Aziz also acquired an option (the “Option”) to purchase up to 489,394 Common Shares of the Company (collectively, the “Option Shares”) from the Sellers on the following terms and conditions: (a) beginning on December 4, 2008 and continuing through December 17, 2008, Mr. Aziz had the option to purchase all or a portion of the Option Shares, in increments of 10,000 shares, at a price equal to $2.12 per share; and (b)

CUSIP No. G3159C109
beginning on December 18, 2008 and continuing through April 30, 2009, Mr. Aziz has the option to purchase all or a portion of any remaining Option Shares, in increments of 10,000 shares, at a price equal to $2.12 per share; provided, however, that if Mr. Aziz exercises such option on a date when the closing sale price per share of the Common Shares of the Company as reported in the NASDAQ on such date (the “Closing Price”) is greater than $2.12 per share (the amount of such difference being called the “Excess Amount”), then the purchase price per share shall be equal to (i) $2.12 plus (ii) 50% of the Excess Amount. The Option expires at 12:00 a.m. Pacific Standard Time, May 1, 2009. In addition, beginning on December 18, 2008 and continuing through April 30, 2009, the Sellers may not in the aggregate sell in excess of an average of 10,000 Common Shares of the Company per calendar day to any individual or entity other than Mr. Aziz. In addition, prior to the Sellers selling any such shares to any individual or entity other than Mr. Aziz, the Sellers must first provide Mr. Aziz with an opportunity to purchase such shares on terms and conditions satisfactory to the Sellers. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to that document, a copy of which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.
     On December 17, 2008, the Reporting Person partially exercised the Option and acquired 320,000 Common Shares from the Sellers for an aggregate purchase price of $678,400. Immediately following such exercise, the Option remained exercisable for 169,394 Option Shares on the terms summarized above.
     The Reporting Person also holds options to acquire up to an additional 525,000 Common Shares from the Issuer pursuant to executive compensation arrangements in connection with the Reporting Person’s service as President and Chief Executive Officer of the Issuer from April 2007 to February 2008. Such holdings are comprised of (i) options to acquire 500,000 Common Shares at an exercise price of CDN$28.66 per share, of which options to acquire 218,750 Common Shares are currently exercisable, and (ii) options to acquire 25,000 Common Shares at an exercise price of US$18.56 per share, of which options to acquire 16,666 Common Shares are currently exercisable. In the event there is a transaction resulting in a change in control of the Issuer prior to February 28, 2009 (as described in the executive compensation arrangement documentation), then all such options shall become fully vested and exercisable. All such options expire on February 28, 2009.
     The Reporting Person expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, his evaluation of the business and prospects of the Issuer, the price of the Common Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as the Reporting Person deems relevant, may at any time or from time to time, and subject to any applicable regulatory requirements, acquire additional Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares from time to time on the open market, in privately-negotiated transactions, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Shares.
     The Reporting Person also may, at any time, subject to compliance with any applicable regulatory requirements, dispose of some or all of its, his Common Shares, or such other securities he owns or may subsequently acquire depending on various factors, including but not limited to, his evaluation of the business and prospects of the Issuer, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. In addition, the Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).
     The Reporting Person, together with his representatives, intends, at any time and from time to time, to engage in a proactive dialogue with members of the Board of Directors and

CUSIP No. G3159C109
management of the Issuer, as well as with other stockholders and other interested parties, regarding the undervaluation and strategic configuration of the Issuer, potential strategic alternatives available to the Issuer to increase stockholder value and other matters relating to the Reporting Persons’ investment in the Common Shares of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Reporting Person also intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Issuer stock.
     On December 4 and 5, 2008, the Reporting Person sent the Chairman of the Board of the Issuer correspondence, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference, expressing his view that the Company should promptly execute on a recovery plan designed to stabilize revenues, streamline the Issuer’s size and operations, achieve significant cost reductions, more effectively manage cash flows, review and simplify the Issuer’s legal, tax and management structure, reduce the number of locations from which the Issuer conducts its operations, reduce the number of exchanges on which the Common Shares are traded, and take other steps to improve the Issuer’s operating and financial performance. The Reporting Person also expressed his desire to serve on the Board of Directors of the Issuer along with a second appointee, with such persons replacing two existing directors. The Reporting Person intends to continue this dialogue and closely monitor his investment in the Issuer. If a satisfactory response is not received, the Reporting Person intends to consider all alternatives available to him, including, without limitation, with respect to the 2009 annual meeting of stockholders of the Issuer. As of the date of this Schedule 13D, the Reporting Person has not received any material, non-public information from the Issuer.
     Except as indicated herein, the Reporting Person does not have any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) - (b) The following table sets forth the number of Common Shares beneficially owned by the Reporting Person as of the close of business on December 19, 2008, and the percentage of the outstanding Common Shares that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of options or other rights. Common Shares not currently outstanding which are subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Accordingly, the applicable percentage ownership for the Reporting Person is based upon 12,955,193 Common Shares representing the sum of the 12,719,777 Common Shares outstanding as of November 21, 2008 as reported by the Issuer in its Form 6-K filed with the SEC on December 1, 2008, plus the 235,416 Common Shares not currently outstanding subject to exercisable options acquired by the Reporting Person from the Issuer pursuant to executive

CUSIP No. G3159C109
compensation arrangements. Such calculation does not reflect Exchangeable Shares of the Issuer, shares subject to options held by the Reporting Person that are not exercisable within 60 days of the date of this Schedule 13D, or shares subject to options or rights held by any other person. Except as disclosed herein, the Reporting Person has sole investment and voting power with respect to the shares described below.

	Common Shares Beneficially Owned
	Common	Option
Reporting Person	Shares	Shares	Total	Percent
Javaid Aziz	870,000	404,810 (1)	1,274,810	9.8%

(1)	Comprised of (i) the right to acquire up to 169,394 Common Shares upon exercise of the Option, and (ii) currently exercisable options to acquire up to an additional 235,416 Common Shares acquired from the Issuer pursuant to executive compensation arrangements over which the Reporting Person may be deemed to have investment and/or voting power. The Option and compensatory options are summarized in Item 4 above, which disclosure is incorporated herein by reference.
     (c) Except as described in Item 4 hereof, which is incorporated herein by reference, neither of the Reporting Persons has engaged in any transaction during the past 60 days in any Common Shares.
     (d) Except as described herein, no one other than the Reporting Person has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
     (e) Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

CUSIP No. G3159C109
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Date: December 22, 2008

By:	/s/ JAVAID AZIZ

Name:	Javaid Aziz

CUSIP No. G3159C109
EXHIBIT INDEX

Number	Description

1.	Stock Purchase Agreement, dated as of December 4, 2008, by and between the Reporting Person and Pabrai Investment Fund 4, L.P., Pabrai Investment Fund II, L.P., Pabrai Investment Fund 3, Ltd. and Dalal Street LLC (incorporated by reference to Exhibit 1 to the Original 13D filed on December 15, 2008).

2.	Correspondence, dated December 4 and 5, 2008, from the Reporting Person to the Issuer (incorporated by reference to Exhibit 2 to the Original 13D filed on December 15, 2008).